**Domestic Brands Inc.**
**Successor to Charles & Company**
**Statements of Comprehensive Income**
**(Unaudited)**

| | Year Ended December 31, 2019 | Year Ended December 31, 2018 |
|---|---|---|
| Revenue | $ 86,816 | $ 70,276 |
| Cost of sales | 20,142 | 17,793 |
| Gross profit | 66,674 | 52,483 |
| | | |
| Expenses: | | |
| Bank fees | 1,415 | 441 |
| Legal and professional | 1 | 6,307 |
| Marketing | 2,502 | 2,380 |
| Auto | 4,467 | 2,581 |
| Rent | 3,984 | 4,050 |
| General & Administrative | 12,276 | 3,569 |
| Total expenses | 24,645 | 19,328 |
| | | |
| Net income | $ 42,029 | $ 33,155 |